Ridgewood Maine Hydro Partners, L.P.

                                   Financial Statements

                             December 31, 2003, 2002 and 2001

                        Report of Independent Accountants

Partners'
Ridgewood Maine Hydro Partners, L.P.



We have audited the accompanying balance sheet of Ridgewood Maine Hydro Partners, L.P. as of December 31, 2003 and the related statement of operations, changes in partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Maine Hydro Partners, L.P. at December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Perelson Weiner, LLP

New York, NY
March 26, 2004

                        Report of Independent Accountants


To the Partners of
Ridgewood Maine Hydro Partners, L.P.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in Partners' equity and cash flows present fairly, in all material respects, the financial position of Ridgewood Maine Hydro Partners, L.P. (the "Partnership") at December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
Florham Park, NJ
April 3, 2003

Ridgewood Maine Hydro Partners, L.P.
Balance Sheets
------------------------------------------------------------------------------

                                                           December 31,
                                                   ----------------------------
                                                       2003             2002
                                                   ------------    -------------
Assets:
Cash and cash equivalents ......................   $    186,055    $     11,312
Accounts receivable ............................        749,384         594,319
Due from affiliates ............................        355,945         199,687
Prepaid and other current assets ...............         50,712         152,181
                                                   ------------    ------------
     Total current assets ......................      1,342,096         957,499

Plant and equipment ............................      2,461,377       2,189,075
Accumulated depreciation .......................       (317,632)       (251,519)
                                                   ------------    ------------
                                                      2,143,745       1,937,556
                                                   ------------    ------------

Electric power sales contracts .................     12,815,510      12,815,510
Accumulated amortization .......................     (7,242,481)     (6,234,925)
                                                   ------------    ------------
                                                      5,573,029       6,580,585
                                                   ------------    ------------

     Total assets ..............................   $  9,058,870    $  9,475,640
                                                   ------------    ------------

Liabilities and Partners' Equity:
Liabilities:
Accounts payable and accrued expenses ..........   $    273,623    $    213,670
Due to affiliates ..............................        832,024         451,416
                                                   ------------    ------------
     Total current liabilities .................      1,105,647         665,086

Commitments and contingencies                              ---              ---

Partners' equity:
Limited partners ...............................      7,883,413       8,732,170
General partner ................................         69,810          78,384
                                                   ------------    ------------

     Total partners' equity ....................      7,953,223       8,810,554
                                                   ------------    ------------

     Total liabilities and partners' equity ....   $  9,058,870    $  9,475,640
                                                   ------------    ------------














            See accompanying notes to the financial statements.

Ridgewood Maine Hydro Partners, L.P.
Statements of Operations
-------------------------------------------------------------------------------

                                                Year Ended December 31,
                                       ----------------------------------------
                                           2003          2002           2001
                                       -----------   -----------    -----------

Power generation revenue ...........   $ 3,504,496   $ 3,144,471    $ 2,311,346
                                       -----------   -----------    -----------

Operating expenses:
   Depreciation and amortization ...     1,073,669     1,065,285      1,053,184
   Labor ...........................       615,642       673,248        624,886
   Insurance .......................       403,137       460,767        256,015
   Property taxes ..................       280,830       290,287        266,437
   Contract management .............       356,754       351,162        343,704
   Other expenses ..................       531,743       602,015        505,701
                                       -----------   -----------    -----------
                                         3,261,775     3,442,764      3,049,927
                                       -----------   -----------    -----------

Income (loss) from operations ......       242,721      (298,293)      (738,581)
                                       -----------   -----------    -----------

Other income:
Interest income ....................           209           770         13,563
Other income .......................       105,411        48,582            ---
                                       -----------   -----------    -----------
     Other income, net .............       105,620        49,302         13,563
                                       -----------   -----------    -----------

Net income (loss) ..................   $   348,341   $  (248,991)   $  (725,018)
                                       -----------   -----------    -----------













           See accompanying notes to the financial statements.

Ridgewood Maine Hydro Partners, L.P.
Statements of Changes in Partners' Equity
For the Years Ended December 31, 2003, 2002 and 2001
------------------------------------------------------------------------------


                            Limited          General
                            Partners         Partner           Total
                          ------------    -------------   -------------
Partners' equity,
 January 1, 2001 ......   $ 10,596,678    $     97,217    $ 10,693,895

Cash distributions ....       (208,739)         (2,108)       (210,847)

Net loss for the year .       (717,768)         (7,250)       (725,018)
                          ------------    ------------    ------------

Partners' equity,
 December 31, 2001 ....      9,670,171          87,859       9,758,030

Cash distributions ....       (691,500)         (6,985)       (698,485)

Net loss for the year .       (246,501)         (2,490)       (248,991)
                          ------------    ------------    ------------

Partners' equity,
 December 31, 2002 ....      8,732,170          78,384       8,810,554

Cash distributions ....     (1,193,615)        (12,057)     (1,205,672)

Net income for the year        344,858           3,483         348,341
                          ------------    ------------    ------------

Partners' equity,
 December 31, 2003 ....   $  7,883,413    $     69,810    $  7,953,223
                          ------------    ------------    ------------












            See accompanying notes to the financial statements.

Ridgewood Maine Hydro Partners, L.P.
Statements of Cash Flows
------------------------------------------------------------------------------


                                              Year Ended December 31,
                                      -----------------------------------------
                                          2003           2002           2001
                                      -----------    -----------    -----------
Cash flows from operating
 activities:
Net income (loss) .................   $   348,341    $  (248,991)   $  (725,018)
                                      -----------    -----------    -----------
Adjustments to reconcile net
income (loss) to net cash flows
 from operating activities:
  Depreciation and amortization ...     1,073,669      1,065,285      1,053,184
  Changes in assets and
   liabilities:
    (Increase) decrease in
      accounts receivable .........      (155,065)      (522,551)       530,574
    Decrease (increase) in prepaid
     and other current assets .....       101,469       (110,505)       (19,149)
    Increase (decrease) in due
     to/from affiliates, net ......       224,350        588,345       (491,677)
    Increase (decrease) in accounts
     payable and accrued expenses .        59,953         95,510        (79,137)
                                      -----------    -----------    -----------
    Total adjustments .............     1,304,376      1,116,084        993,795
                                      -----------    -----------    -----------
    Net cash provided by
     operating activities .........     1,652,717        867,093        268,777
                                      -----------    -----------    -----------

Cash flows from investing
 activities:
Capital expenditures ..............      (272,302)      (175,112)      (175,555)
                                      -----------    -----------    -----------
    Net cash used in
     investing activities .........      (272,302)      (175,112)      (175,555)
                                      -----------    -----------    -----------

Cash flows from financing
 activities:
Cash distributions to partners ....    (1,205,672)      (698,485)      (210,847)
                                      -----------    -----------    -----------
    Net cash used in
     financing activities .........    (1,205,672)      (698,485)      (210,847)
                                      -----------    -----------    -----------

Net increase (decrease) in
 cash and cash equivalents ........       174,743         (6,504)      (117,625)

Cash and cash equivalents,
 beginning of year ................        11,312         17,816        135,441
                                      -----------    -----------    -----------

Cash and cash equivalents,
 end of year ......................   $   186,055    $    11,312    $    17,816
                                      -----------    -----------    -----------














               See accompanying notes to the financial statements.

Ridgewood Maine Hydro Partners, L.P.
Notes to Financial Statements
------------------------------------------------------------------------------

1. Organization and Business Activity

On September 5, 1996, Ridgewood Maine Hydro Partners, L.P. was formed as a Delaware limited partnership (the "Partnership"). Ridgewood Maine Hydro Corporation, a Delaware Corporation ("RMHCorp"), is the sole general partner of the Partnership and is owned equally by Ridgewood Electric Power Trust IV ("Trust IV") and Ridgewood Electric Power Trust V ("Trust V"), both Delaware business trusts (collectively, the "Trusts"). The Trusts are equal limited partners in the Partnership.

On December 23, 1996, in a merger transaction, the Partnership acquired 14 hydroelectric projects located in Maine (the "Maine Hydro Projects") from a subsidiary of Enel North America, Inc. (formerly CHI Energy, Inc.). The assets acquired include a total of 11.3 megawatts of electrical generating capacity. The electricity generated is sold to Central Maine Power Company ("CMP") and Bangor Hydro Company ("BHC") under long-term contracts.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, requires the Partnership to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Partnership evaluates its estimates, including bad debts, intangible assets and recordable liabilities for litigation and other contingencies. The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards and Disclosures

SFAS 143
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Partnership adopted SFAS 143 effective January 1, 2003, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Partnership adopted SFAS 145 effective January 1, 2003, with no material impact on the financial statements.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Partnership adopted SFAS 146 effective January 1, 2003, with no material impact on the financial statements.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Partnership adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002 with no material impact on the financial statements.

SFAS 149
In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Partnership adopted SFAS 149 effective July 1, 2003, with no material impact on the financial statements.

SFAS 150
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Partnership adopted SFAS 150 effective July 1, 2003, with no material impact on the financial statements.

Significant Accounting Policies

Cash and cash equivalents
The Partnership considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents. Cash balances with banks as of December 31, 2003, exceed insured limits by approximately $80,000.

Trade receivables
Trade receivables are recorded at invoice price and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occurs during the month following delivery. Final billings typically do not vary significantly from estimates. Interest income is recorded when earned.

Impairment of Long-Lived Assets and Intangibles
In accordance with the provisions of SFAS No. 144, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, the Partnership evaluates long-lived assets, such as fixed assets and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the discounted cash flows attributable to the asset or the estimated fair value of the asset.

Plant and equipment
Plant and equipment, consisting principally of electrical generating equipment, is stated at cost. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures that increase the efficiency of the assets are expensed as incurred. The Partnership periodically assesses the recoverability of plant and equipment, and other long-term assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At December 31, 2003 and 2002, the Partnership had construction in progress of $248,191 and $186,381, respectively.

Depreciation is recorded using the straight-line method over the useful lives of the assets, which vary from 3 to 50 years with a weighted average of 32 years for each of the years ended December 31, 2003 and 2002. During the years ended December 31, 2003, 2002 and 2001, the Partnership recorded depreciation expense of $66,113, $61,089 and $50,008, respectively.

Electric Power Sales Contracts
A portion of the purchase price of the Maine Hydro Projects was assigned to the Electric Power Sales Contracts and is being amortized over the duration of the contracts (11 to 21 years) on a straight-line basis. The electric power sales contract is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

As part of the purchase of the Maine Hydro Projects, the Partnership assumed a hydroelectric facility leased pursuant to a long-term lease agreement dated July 16, 1979, and as amended (the "Agreement"). Upon proper notice, the Partnership had the right to purchase all the equipment covered in the Agreement at Fair Market Value (as defined) or elect to extend the terms of the Agreement for up to three five-year periods at a rental equal to Fair Rental Value (as defined). In addition, the Partnership also had the right to terminate the Agreement and purchase the hydroelectric facility upon proper notice and payment of a scheduled close-out amount, which was $750,000 at April 30, 2000. This lease was accounted for as a capital lease and the scheduled close-out amount of $750,000 had been recorded as a lease obligation. On April 30, 2000, the Partnership purchased the equipment at its Fair Market Value, which was $254,136. The difference between the recorded lease obligation of $750,000 and the purchase price of $254,136 is recorded as a reduction to the Electric Powers Sales Contract in the accompanying balance sheet.

During  the years  ended  December  31,  2003,  2002 and 2001,  the  Partnership
recorded   amortization  expense  of  $1,007,556,   $1,004,196  and  $1,003,176,
respectively.

Income taxes
No provision is made for income taxes in the accompanying financial statements as the income or loss of the Partnership is passed through and included in the tax returns of the respective partners.

Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on income or loss.

3. Lease Commitments

The Partnership leases a parcel of land on the sites of two of its hydroelectric projects under non-cancelable operating leases expiring in June 2078. Total monthly payments in 2003 were the greater of $1,371 or a percentage of the revenue from the hydroelectric project. At December 31, 2003, the future minimum rental payments required under these leases was as follows:

                             2004                    $  16,452
                             2005                       16,452
                             2006                       16,452
                             2007                       16,452
                             2008                       16,452
                             Thereafter              1,143,414
                                                   ------------
                                                   $ 1,225,674
                                                   ------------

Rent expense for the years ended December 31, 2003, 2002 and 2001 was $16,452, $16,008 and $15,816, respectively.

4. Electric Power Sale Contracts

The Partnership operates facilities which qualify as small power production facilities under the Public Utility Regulatory Policies Act ("PURPA"). PURPA requires that each electric utility company, operating at the location of a small power production facility, as defined, purchase the electricity generated by such facility at a specified or negotiated price. The Partnership sells substantially all of its electrical output to two public utility companies, Central Maine Power Company ("CMP") and Bangor Hydro-Electric Company ("BHC"), pursuant to long-term power purchase agreements. Eleven of the twelve power purchase agreements with CMP expire in December 2008 and are renewable for an additional five year period. The twelfth power purchase agreement with CMP expires in December 2007 with CMP having the option to extend the contract for three more five-year periods. The two power purchase agreements with BHC expire December 2014 and February 2017. The Partnership is required to maintain a standby letter of credit totaling $99,250 under the long-term power purchase agreement, which is provided by and collateralized by Ridgewood Renewable Power LLC, the manager of the Trusts, line of credit facility.

5. Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying value of the Partnership's cash and cash equivalents, trade receivables, and accounts payable and accrued expenses approximates their fair value. The fair value of the letter of credit does not differ materially from its carrying value.

6. Management Agreement

The Maine Hydro Projects are operated by a subsidiary of Enel North America, Inc. (the "Enel Subsidiary') under an Operation, Maintenance and Administrative Agreement (the "OM&A Agreement") dated December 23, 1996. The OM&A Agreement requires the Enel Subsidiary to provide certain specified services to the Partnership. The Partnership pays the Enel Subsidiary a fixed fee for certain administration and management services and pays for certain operation, maintenance and other services at specified hourly rates for hours actually worked by Enel Subsidiary employees. The Partnership also pays the Enel Subsidiary for out-of-pocket expenses incurred in performing the services specified in the OM&A Agreement.

The fixed fee for administration and management services is adjusted on June 30th of each year for inflation, plus an annual incentive fee equal to 50% of the cumulative net cash flow in excess of a target amount. The maximum incentive fee payable in a year is $112,500. For the years ended December 31, 2003, 2002 and 2001, no incentive fee was due. The Partnership recorded $356,754, $351,162 and $343,704 of expense for administration and management services under this arrangement during the periods ended December 31, 2003, 2002 and 2001, respectively. The OM&A Agreement has a five-year term expiring on June 30, 2006 and can be renewed for one additional five-year term by mutual consent.

On January 28, 2004, the Partnership filed a Verified Complaint for Equitable Relief against the Enel Subsidiary and certain of its officers, employees and affiliates, (collectively, the "defendants") in the Superior Court of Kennebec County, Maine. The Partnership is seeking relief from the court related to a long-term fraudulent scheme perpetrated by the defendants to (a) bill for time not worked, (b) overbill for time actually worked, (c) bill at incorrect rates,
(d) charge for services and items that were not provided, and (e) charge for services and items not appropriately charged to the Partnership.

The Partnership is seeking, among other things, for the court to preliminary and permanently enjoin the defendants from operating or otherwise occupying or possessing the Maine Hydro Project, declaring that the OM&A Agreement is rescinded by virtue of the defendants' wrongful acts and awarding the Partnership its reasonable costs, expenses and fees in prosecuting the action.

At this time, it is too early to determine what, if any, recovery the Partnership might have as a result of his suit.

7. Transactions with Affiliates

From time to time, the Partnership records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest. At December 31, 2003 and 2002, the Partnership had outstanding payables and receivables, with the following affiliates:


                                             As of December 31,
                                        Due To               Due From
                                  -------------------   -------------------
                                    2003       2002       2003       2002
                                  --------   --------   --------   --------
Ridgewood Power Management, LLC   $117,619   $171,731   $   --     $   --
Trust IV ......................    644,405       --         --      199,687
Trust V .......................       --      279,685    355,945       --
Other affiliates ..............     70,000       --         --         --
                                  --------   --------   --------   --------
Total .........................   $832,024   $451,416   $355,945   $199,687
                                  ========   ========   ========   ========